Exhibit 4.13
SHANGHAI CRIC INFORMATION TECHNOLOGY CO., LTD.
and
SHANGHAI TIAN ZHUO ADVERTISING CO., LTD.

CONSULTING AND SERVICE AGREEMENT

April 1, 2008

Consulting and Service Agreement
This Consulting and Service Agreement (hereinafter, this “Agreement”) is entered into in Shanghai of the People’s Republic of China (hereinafter, the “PRC”) as of April 1, 2008 by and between the following Parties:
(1)
Shanghai Tian Zhuo Advertising Co., Ltd., a limited liability company incorporated and validly existing under the PRC law, with its registered address at Room 201, Building 2, No. 38 Haiguang Road, Shanyang Town, Jinshan District, Shanghai (hereinafter referred to as “Shanghai Tian Zhuo”); and

(2)
Shanghai CRIC Information Technology Co., Ltd., a wholly foreign-owned enterprise incorporated and validly existing under the PRC law, with its legal address at Room 308, Technology Tower A, No. 149 Yanchang Road, Shanghai (hereinafter referred to as “Shanghai CRIC”)

(In this Agreement, each Party shall be referred to individually as a “Party” or collectively, as the “Parties”.)
WHEREAS, Shanghai Tian Zhuo is a company with limited liability registered and legally existing in Shanghai, PRC, and its main business covers advertising design, producing, agency, release, computer technology development, technical services, technical consulting, sale of computer, software and supporting equipment and electrical products and other business operations;
WHEREAS, Shanghai CRIC is a wholly foreign-owned company with limited liability registered and legally existing in Shanghai, PRC, with its main business covering technical development, technical consulting, investment consulting, and business consulting; and
WHEREAS, Shanghai Tian Zhuo needs Shanghai CRIC to provide consulting and services relevant to its Business (as defined below), and Shanghai CRIC agrees to provide Shanghai Tian Zhuo with such consulting and services.

THEREFORE, the Parties hereby have reached the following agreements upon friendly consultations:
Article 1 Definitions
1.1	Unless otherwise required herein or the context otherwise requires, for the purpose of this Agreement, the following terms shall be interpreted to have the following meanings:

“Business”	shall mean all business operated and developed by Shanghai Tian Zhuo, both currently and at any time during the validity term of this Agreement.

“Services”	shall mean all services provided by Shanghai CRIC to Shanghai Tian Zhuo in connection with the Business of Shanghai Tian Zhuo, in accordance with the provisions of this Agreement.

“Service Fees”	shall mean all fees payable by Shanghai Tian Zhuo to Shanghai CRIC in accordance with Article 3 hereof in respect of the consulting and services provided by Shanghai CRIC.

“Confidential Information”	shall have the meaning set forth in Section 6.1 of this Agreement.

“Defaulting Party”	shall have the meaning set forth in Section 11.1 of this Agreement.

“Default”	shall have the meaning set forth in Section 11.1 of this Agreement.

“Rights”	shall have the meaning set forth in Section 13.5 of this Agreement.
1.2
The references to any laws and regulations (hereinafter the “Law”) herein shall be deemed (1) to include the references to the amendments, changes, supplements and reenactments of such Law, irrespective of whether they take effect before or after the formation of this Agreement; and (2) to include the references to other decisions, notices or regulations enacted in accordance therewith or effective as a result thereof.

1.3	Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph shall refer to the relevant part of this Agreement.

Article 2 Services
2.1
The Parties further acknowledge that under this Agreement, the Services provided by Shanghai CRIC to Shanghai Tian Zhuo shall include: (1) provision of consulting services to Shanghai Tian Zhuo in respect of operation and management necessary for the Business of Shanghai Tian Zhuo; (2) assisting Shanghai Tian Zhuo in conducting employee training; (3) assisting Shanghai Tian Zhuo in carrying out relevant industry research; (4) assisting Shanghai Tian Zhuo to seek investment opportunities, researching investment environment, formulating and carrying out each strategic investment; and (5) other relevant consulting service required by Shanghai Tian Zhuo from time to time. Shanghai CRIC shall, within its business scope, provide Services to Shanghai Tian Zhuo according to the requirements of Shanghai Tian Zhuo and the terms and conditions of this Agreement. To this end, Shanghai CRIC shall make sufficient resources and personnel reasonably necessary for the provision of Services, so as to meet the needs of Shanghai CRIC’s provision of high-quality Services to Shanghai Tian Zhuo.

2.2	For the purpose of provision of Services, Shanghai CRIC shall communicate with Shanghai Tian Zhuo all information relevant to the Business and/or customers of Shanghai Tian Zhuo.
Article 3 Service Fees
3.1	In respect of the Services to be provided by Shanghai CRIC pursuant to this Agreement, Shanghai Tian Zhuo agrees to pay Shanghai CRIC, pursuant to Section 3.2 hereof, the Service Fees as follows:
(1)	service fee equivalent to 100% of the pre-tax aggregate profits of Shanghai Tian Zhuo for the then-current year before the calculation of the Service Fees hereunder; and

(2)
service fee for specific consulting and services provided by Shanghai CRIC from time to time as requested by Shanghai Tian Zhuo; the specific amount and payment method shall be otherwise agreed by the Parties based on the circumstance.

3.2	The Parties agree that the Service Fees should be paid as follows:
(1)
Shanghai Tian Zhuo shall pay Shanghai CRIC Service Fees for the preceding year set forth in Section 3.1(1) before April 30 of each year based on its annual income, cost and expenditure of the preceding year.

(2)
After the end of each accounting year of Shanghai Tian Zhuo, the Parties shall, on the basis of Shanghai Tian Zhuo’s total annual business income, cost and expenditure in the preceding year confirmed by the auditing report issued by a PRC certified public accountants firm which is mutually accepted by the Parties, carry out the overall examination and verification on the Service Fees actually payable by Shanghai Tian Zhuo. Shanghai Tian Zhuo undertakes to Shanghai CRIC that it will provide all necessary materials and assistance to the PRC certified public accountants firm, and procure such firm to complete and issue to the Parties the auditing report concerning the preceding accounting year within the first thirty (30) working days after the end of each year.

3.3
The Parties agree that in principle, the payment of such Service Fees should not cause difficulties to either Party’s operation in the then-current year, and to this end and within the extent of realization of such principle, Shanghai CRIC may agree to Shanghai Tian Zhuo’s delay in payment of the Service Fees. Alternatively, upon consensus, the Parties may adjust in writing the percentage and/or the specific amounts of the Service Fees payable by Shanghai Tian Zhuo to Shanghai CRIC under Section 3.1.

3.4
Shanghai Tian Zhuo shall, pursuant to Article 3 hereof, pay all Service Fees to the bank account designated by Shanghai CRIC on schedule. If Shanghai CRIC changes its bank account, it shall notify Shanghai Tian Zhuo of such change in writing seven (7) working days in advance.

Article 4 Obligations of Shanghai Tian Zhuo
4.1
During the validity term of this Agreement, without prior written consent of Shanghai CRIC, Shanghai Tian Zhuo may not enter into any agreement with any third party or otherwise agree to engage such third party to provide services the same as or similar to those provided by Shanghai CRIC.

4.2	In order to facilitate Shanghai CRIC’s provision of Services, Shanghai Tian Zhuo shall provide Shanghai CRIC with relevant materials required by Shanghai CRIC in a timely manner.
4.3	Shanghai Tian Zhuo shall pay Service Fees to Shanghai CRIC on schedule and in full amount according to Article 3 hereof.
4.4	Shanghai Tian Zhuo shall maintain its good reputation, and with the assistance of Shanghai CRIC, actively develop its business to pursue maximum profits.
Article 5 Intellectual Property Rights
5.1	Intellectual property rights on the work products created during Shanghai CRIC’s provision of Services shall belong to Shanghai CRIC.

5.2
As the operation of Shanghai Tian Zhuo’s Business relies on Shanghai CRIC’s provision of Services hereunder, Shanghai Tian Zhuo agrees to the following arrangements in respect of the Business-related technology developed by Shanghai Tian Zhuo on the basis of such Services:

(1)
if the Business-related technology is further developed by Shanghai Tian Zhuo upon entrustment of Shanghai CRIC, or is jointly completed by Shanghai Tian Zhuo and Shanghai CRIC, the titles thereon and relevant application right for patent shall be enjoyed by Shanghai CRIC;

(2)
if the Business-related technology is further developed by Shanghai Tian Zhuo independently, the titles thereon shall be enjoyed by Shanghai Tian Zhuo, provided that (A) Shanghai Tian Zhuo informs Shanghai CRIC of the details of such Business-related technology in time and provides relevant materials required by Shanghai CRIC; (B) in the event that Shanghai Tian Zhuo proposes to license or transfer such Business-related technology, Shanghai CRIC shall have the priority to purchase, or Shanghai Tian Zhuo shall grant Shanghai CRIC an exclusive license, subject to compliance with mandatory provisions of the PRC law, and Shanghai CRIC may use such Business-related technology within the scope transferred or granted by Shanghai Tian Zhuo (but Shanghai CRIC has the right to determine whether to accept such transfer or license). Only when Shanghai CRIC waives its priority to purchase or the exclusive right to use such Business-related technology, Shanghai Tian Zhuo may transfer the title on such Business-related technology to any third party or license any third party to use such Business-related technology provided that the conditions (including but not limited to transfer price or license fees) should not be favorable than those offered to Shanghai CRIC, and Shanghai Tian Zhuo shall guarantee that such third party fully complies with and performs the relevant liabilities and obligations to be complied with and performed by Shanghai Tian Zhuo hereunder; and (C) except for the circumstances set forth in item (B) above, within the period provided by Section 8.1 hereof, Shanghai CRIC is entitled to purchase such Business-related technology, at which time Shanghai Tian Zhuo shall consent to such purchase by Shanghai CRIC, subject to compliance with mandatory provisions of the Law of the PRC, at a price of One Renminbi (RMB1.00) or the minimum price permitted by the then effective Law.

5.3	If Shanghai CRIC is exclusively licensed to use the Business-related technology according to Section 5.2(2) hereof, such license is subject to the provisions below:
(1)	the license term shall be at least five (5) years (commencing from the effective date of the relevant license agreement);
(2)	the scope of license shall be defined to the fullest extent;
(3)	within the term and scope of the license, except Shanghai CRIC, no other party (including Shanghai Tian Zhuo) may use or license others to use such Business-related technology in any manner;

(4)	subject to compliance with Section 5.3(3), Shanghai Tian Zhuo is entitled to determine, at its sole discretion, to license such technology to other third party to use; and
(5)
upon expiry of the license term, Shanghai CRIC is entitled to request renewal of the license agreement, and Shanghai Tian Zhuo shall agree. The renewed license agreement shall have the same terms with the original one, except for changes acknowledged by Shanghai CRIC.

5.4	Notwithstanding the above Section 5.2(2) hereof, the patent application for any Business-related technology described in that section shall be conducted in accordance with the following provisions:
(1)	if Shanghai Tian Zhuo intends to apply for patent on any Business-related technology described in such Section, Shanghai CRIC’s prior written consent is required;
(2)
Shanghai Tian Zhuo may apply for patent by itself or transfer such application right to a third party only upon Shanghai CRIC’s waiver of the right to purchase such application right for patent. If Shanghai Tian Zhuo transfers the aforesaid application right for patent to a third party, it shall guarantee that such third party fully complies with and performs the relevant liabilities and obligations to be complied with and performed by Shanghai Tian Zhuo hereunder; in addition, the conditions of Shanghai Tian Zhuo’s transfer of the application right for patent to a third party (including but not limited to transfer price) shall not be favorable than those proposed to Shanghai CRIC pursuant to paragraph 3 of this Section.

(3)
during the term of this Agreement, Shanghai CRIC may at any time require Shanghai Tian Zhuo to apply for patent on such Business-related technology, and decide at its own discretion whether to purchase such application right for such patent. At Shanghai CRIC’s requirement, Shanghai Tian Zhuo shall transfer such application right to Shanghai CRIC, subject to compliance with mandatory provisions of the PRC law, at a price of one Renminbi (RMB1.00) or the minimum price permitted by the then effective law. Shanghai CRIC shall becomes the legal owner of such patent after it acquires the application right for patent on such Business-related technology and applies for and obtains such patent.

5.5
Each of the Parties warrants to the other Party that it will compensate the other Party for any and all economic losses incurred by the other Party due to its infringement of any other person’s intellectual property rights (including copyright, trademark, patent and know-how).

Article 6 Confidentiality
6.1
Whether this Agreement is terminated or not, both Parties shall be obliged to keep in strict confidence business secrets, proprietary information and business information of the other Party acquired during the execution and performance of this Agreement and all other information with a confidential nature (hereinafter the “Confidential Information”). The receiving party of the Confidential Information shall not disclose the Confidential Information to any third party unless with the prior written consent of the other Party, or required by relevant laws and regulations or listing requirements. The receiving party may not use, directly or indirectly, such Confidential Information for purposes other than performing its obligations under this Agreement.

6.2	The following information is not Confidential Information:
(1)	any information that is proved by written evidence to be known to the receiving party previously through legitimate manner;
(2)	any information that comes into public domain not due to the fault of the receiving party, or becomes known to the public for other reasons;
(3)	any information that is obtained by the receiving party through other legitimate manner after receiving such information.
6.3
The receiving party may disclose the Confidential Information to its relevant employees, agents or professionals it retains, but shall ensure that such persons obey the relevant terms and conditions of this Agreement and assume any liabilities arising from the breach of the relevant terms and conditions of this Agreement by any of the foregoing persons.

Article 7 Representations and Warranties
7.1	Shanghai Tian Zhuo hereby represents, warrants and undertakes as follows:
7.1.1
it is a limited liability company duly registered and validly existing under the PRC law with independent legal person qualification, with full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may act independently as a subject of actions;

7.1.2
it has full corporate internal power and authorization to execute and deliver this Agreement and all other documents related to the transaction contemplated hereunder and to be executed by it, and it has full power and authorization to complete the transaction contemplated hereunder. This Agreement shall be lawfully and duly executed and delivered by it and shall constitute legally binding obligations on it and is enforceable against it pursuant to the terms hereof;

7.1.3
it has obtained complete business permits necessary for its operations upon effectiveness of this Agreement; it has sufficient rights and qualification to conduct the business it is currently engaged in within the PRC;

7.1.4
it shall notify Shanghai CRIC in a timely manner any situation which has or may have material adverse effect on its Business and operation, and shall make its best efforts to prevent the occurrence of such situation and/or the expansion of losses;

7.1.5
without written consent from Shanghai CRIC, Shanghai Tian Zhuo shall not, in whatever ways, dispose of its material assets (including but not limited to any trademark or other intellectual property rights and/or the equity interest of any other company or similar interests held by it) or change its current shareholding structure;

7.1.6	without written consent from Shanghai CRIC, Shanghai Tian Zhuo shall not increase or decrease the registered capital in the company, divide the company, or merge with any other entity;

7.1.7
without written consent from Shanghai CRIC, Shanghai Tian Zhuo shall not enter into any other agreement in conflict with this Agreement or any other agreement which may damage the interests of Shanghai CRIC under this Agreement; and

7.1.8
without written consent from Shanghai CRIC, Shanghai Tian Zhuo shall not lend or borrow any loan, or provide guarantee or other forms of security arrangements, or undertake any material obligations other than in the ordinary course of business.

7.2	Shanghai CRIC hereby represents and warrants as follows:
(1)
it is a limited liability company duly registered and validly existing under the PRC law with independent legal person qualification, with full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may act independently as a subject of actions;

(2)
it has full corporate internal power and authorization to execute and deliver this Agreement and all other documents related to the transaction contemplated hereunder and to be executed by it, and it has full power and authorization to complete the transaction hereunder. This Agreement shall be lawfully and duly executed and delivered by it and shall constitute legally binding obligations on it and is enforceable against it pursuant to the terms hereof.

Article 8 Term of Agreement
8.1
The Parties hereby acknowledge that this Agreement shall become effective upon due execution. Unless termination by the Parties in writing, this Agreement shall remain valid for 10 years. Upon expiration of this Agreement, this Agreement may be automatically renewed for 10 years if requried by Shanghai CRIC.

8.2	The obligations of the Parties under Article 3 and Article 6 hereof shall survive the termination of this Agreement.
Article 9 Indemnification
Shanghai Tian Zhuo shall indemnify Shanghai CRIC against any losses arising from any litigation, repayment pursuit, arbitration, claims lodged by any third party or administrative investigations and/or penalties by government authorities against Shanghai CRIC in relation to its execution and perform of this Agreement; provided, however, that losses arising from Shanghai CRIC’s intentional misconduct or gross negligence shall not be entitled to such indemnification.
Article 10 Notices
10.1	Any notice, request, demand and other correspondence required by or made in accordance with this Agreement shall be in writing and delivered to the relevant Party.
10.2
The aforesaid notice or other correspondence shall be deemed to have been delivered upon delivery when it is transmitted by facsimile or telex; or upon handover to the receiver when it is delivered in person; or on the fifth (5) day after posting if delivered by mail.

Article 11 Default Liability
11.1
The Parties agree and confirm that, if any Party (hereinafter the “Defaulting Party”) commits material breach of any provision hereof, or materially fails to perform any obligation hereunder, such breach or failure shall constitute a default under this Agreement (hereinafter a “Default”), then the non-defaulting Party shall be entitled to demand the Defaulting Party to rectify such Default or take remedial measures within a reasonable period. If the Defaulting Party fails to rectify such Default or take remedial measures within such reasonable period or within 15 days following the written notice issued by the non-defaulting Party and the rectification requirement, the non-defaulting Party shall be entitled to decide to, at its discretion: (1) terminate this Agreement and require the Defaulting Party to indemnify all the damages; or (2) require the performance of the obligations hereunder and require the Defaulting Party to indemnify all the damages.

11.2
Notwithstanding Section 11.1 above, the Parties agree and acknowledge that under no circumstances shall Shanghai Tian Zhuo be entitled to terminate this Agreement for whatever reason, unless otherwise provided by law or this Agreement.

11.3	Notwithstanding any other provisions herein, the validity of this Article 11 shall survive the suspension or termination of this Agreement.
Article 12 Force Majeure
In the event of earthquake, typhoon, flood, fire, war, computer virus, loophole in the design of tooling software, hacker attack on internet or change of policies or laws, and other unforeseeable or unpreventable or unavoidable event of force majeure, which directly prevents a Party from performing this Agreement or performing pursuant to the agreed conditions, the Party affected by such a force majeure event shall forthwith issue a notice by facsimile and, within thirty (30) days, present the documents evidencing the details of such force majeure event and the reasons for failure of or delay in its performance, and such documents shall be issued by the notary institution of the area where such force majeure event takes place. The Parties shall discuss with each other and decide whether this Agreement shall be waived in part or postponed in its performance with regard to the extent of impact of such force majeure event on the performance of this Agreement. No Party shall be liable for the economic losses suffered by the other Party resulting from the force majeure event.
Article 13 Miscellaneous
13.1	This Agreement is made in Chinese in two (2) originals with each Party holding one. Additional counterparts (if any) may be executed accordingly for registration or filing purposes.
13.2	The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC law.

13.3
Any dispute arising hereunder and in connection herewith shall be settled through consultations between the Parties, and if the Parties cannot reach an agreement regarding such dispute within thirty (30) days upon its occurrence, such dispute shall be submitted to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with the arbitration rules thereof, and the arbitration award shall be final and binding on the Parties.

13.4
Any rights, powers and remedies granted to any Party by any provisions herein shall not preclude any other rights, powers and remedies enjoyed by such Party in accordance with laws and other provisions under this Agreement, and the exercise of its rights, powers and remedies by a Party shall not preclude its exercise of its other rights, powers and remedies by such Party.

13.5
No failure or delay by a Party in exercising any of its rights, powers and remedies hereunder or in accordance with law (hereinafter the “Rights”) shall be construed as a waiver of such Rights, and the waiver of any single or partial exercise of the Rights shall not preclude its exercising of such Rights in any other way and other Rights.

13.6	The headings of the articles herein are for reference only, and in no circumstances shall such headings be used in or affect the interpretation of the provisions hereof.
13.7
Each provision contained herein shall be severable and independent from other provisions, and if at any time one or more terms herein become invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions herein shall not be affected as a result thereof.

13.8
This Agreement shall, upon execution, supersede any other legal document between the Parties in respect of the same subject hereof. Any amendments or supplements to this Agreement shall be made in writing and shall become effective upon due execution by the Parties hereto.

13.9
Without prior written consent from Shanghai CRIC, Shanghai Tian Zhuo shall not assign any of its rights and/or obligations hereunder to any third party. To the extent permitted by law, Shanghai CRIC is entitled to assign any of its rights and/or obligations hereunder to any third party upon written notice to Shanghai Tian Zhuo.

13.10	This Agreement shall be binding on the agents or legal successors of the Parties.

13.11	The Parties undertake that they shall respectively make tax declaration and payment pursuant to law in connection with the transaction hereunder.
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[Execution Page]
IN WITNESS WHEREOF, the Parties have caused this Exclusive Consulting and Service Agreement to be executed as of the date and at the place first set forth above.
Shanghai Tian Zhuo Advertising Co., Ltd.
(Company chop)

By:	/s/ Shanghai Tian Zhuo Advertising Co., Ltd.

Name:
Position:
Shanghai CRIC Information Technology Co., Ltd.
(Company chop)

By:	/s/ Shanghai CRIC Information Technology Co., Ltd.

Name:
Position: